FRANKFURT: AORLB8; OTCBB: ADENF

ADIRA ENERGY ANNOUNCES STRATEGIC INVESTMENT BY BRM GROUP, AN ISRAELI INVESTMENT COMPANY, AND INCREASE TO PREVIOUSLY ANNOUNCED PRIVATE PLACEMENT

Toronto, Ontario, October 29, 2010 / CNW ADIRA ENERGY LTD. (OTCBB: ADENF; FRANKFURT: AORLB8). Adira Energy Ltd. (“Adira Energy” or the “Company”) is pleased to announce that it has received a subscription from BRM Group Ltd. (“BRM”) for US$4,000,000 as a lead order in the Company’s previously announced private placement (the “Private Placement”) (see press release dated August 6, 2010).

The Private Placement maximum gross proceeds have been increased to US$10,000,000 (“Gross Proceeds”), and is being completed directly by the Company on a part non-brokered basis and part brokered basis by DS Apex Mergers & Acquisitions Ltd. (Israel). The Private Placement consists of an issuance of subscription receipts (each a “Subscription Receipt”) at US$0.40 per Subscription Receipt. Each Subscription Receipt will be automatically converted, in accordance with the terms and conditions of the Subscription Receipt, into a unit (each a “Unit”) consisting of one common share in the capital of the Company (“Common Share”) and one half of one Common Share purchase warrant (“Warrant”). Each whole Warrant will be exercisable for a term of 3 years from the date of issuance at an exercise price of US$0.55. Fees in an amount not to exceed 7% of the Gross Proceeds as well as the issuance of options to purchase up to 7% of the Common Shares issuable upon exercise of the Subscription Receipts, are payable in connection with the Private Placement.

Assuming that all conditions to the conversion of the Subscription Receipts into Units are fulfilled (“Closing”), BRM and the Company have agreed that, for as long as BRM exercises control over 10% or more of the issued and outstanding Common Shares, the Company will nominate, at each annual shareholders meeting of the Company, two nominees of BRM to the board of directors of the Company (the “Board”), being Eli Barkat and Yael Reznik Cramer, and one nominee in the event that BRM exercises control over Common Shares in an amount less than 10% but equal to or greater than 7% of the issued and outstanding Common Shares. Upon Closing, the Board will be increased from 6 to 8 in order to accommodate the appointment of BRM’s nominees and facilitate the immediate integration of this strategic investor.

The Company continues to pursue a listing of the Common Shares on the TSX Venture Exchange (the “TSX Venture”) and anticipates that the Private Placement will serve as a minimum financing to assist the Company with meeting TSX Venture listing requirements.

Dennis Bennie, Chairman of Adira Energy, stated today: “We are delighted to welcome BRM as an investor and partner. It’s a winning combination: The deep business experience and capabilities of Eli Barkat and the BRM Group along with Adira's industry specific knowledge and positioning will be a powerful force in the oil and gas exploration and development sector in Israel.”

"We are very pleased to partner with Adira Energy" said Yael Reznik Cramer, VP business development at BRM Group. "We are excited about the prospect of the Israeli oil and gas exploration potential. We found an experienced management team with exceptional operational track record. BRM continues to implement its strategy to diversify its areas of investments. We are long term partners and we are looking forward to join Adira in developing its business in Israel".

About BRM
BRM Group is a privately-held holding company and invests in the hi-tech industry and in the financial services focusing on Israel-related companies. BRM seek out and invest in companies with truly revolutionary potential that can become significant market players, creating long term value and offer entrepreneurs knowledge, networking and capital and a long term company-building focus .The chairman of the group is Mr. Eli Barkat, Chairman and Co-founder of BRM, is a recognized figure in the Israeli business community, with more than 20 years of entrepreneurial, investment and business management experience.

BRM Group has a history of building success stories and has been involved, either directly or via venture capital funds under its control, in some noteworthy exits. These include Checkpoint (NASDAQ: CHKP); Backweb (NASDAQ: BWEB); Passave (sold to PMC-Sierra); Oplus Technologies (sold to Intel); Whale Communications (sold to Microsoft); and Fraud Sciences (sold to eBay).

For more information, visit us at www.brm.com

About Adira Energy Ltd.

Adira Energy Ltd. explores for oil and gas in and offshore Israel. It has four petroleum exploration licenses; the Eitan, Gabriella, Yitzhak and Samuel Licenses, collectively covering an aggregate total of approximately 350,000 acres. These licenses are located respectively on-shore in the Hula Valley of Northern Israel, 10 km offshore between Netanya and Ashdod, 17 km offshore between Hadera and Netanya and adjacent to the coast between Ashqelon and Bat-Yam. In addition the company has an agreement to farm in to 70% the Notera license adjacent to the company’s Eitan license.

For more information contact:

Adira Energy Ltd.
Canada	Israel
Alan Friedman	Ilan Diamond
Exec. VP, Corp. Development	Chief Executive Officer
contact@adiraenergy.com	ilan@adiraenergy.com
+1 416 250 1955	+ 972 50 991 8555

BRM Group:
Irit Radia
Arad Communications
iritr@euroisrael.co.il
+972-3-7693333 or +972-54-6699311

Forward-Looking Statement Disclaimer
This press release includes certain statements that may be deemed “forward-looking statements”. All statements in this press release, other than statements of historical facts, including those that announce proposed financings that the Company expects to complete, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the failure of investors who are believed to have committed to the financings to complete them as a result of general market conditions, adverse developments unique to such investors, or otherwise. Accordingly, the actual amounts raised may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review the Company’s filings, available at www.sedar.com and www.sec.gov. This announcement does not constitute an offering of securities nor a solicitation to purchase securities. An offer of securities will only be made by subscription agreement and subject to applicable law.